CHURCHILL CAPITAL USA, INC
STATEMENT OF FINANCIAL CONDITION
June 30, 2016

ASSETS

ASSETS		
Cash and cash equivalents	$	893,646
Clearing firm deposit		100,129
Clearing firm receivable		616,232
Prepaid expenses		7,954
Security deposit		85,680
Income taxes receivable		10,136
Property and equipment, net		21,426
TOTAL ASSETS	$	1,735,203

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES		
Relatd party payable - Parent	$	299,409
Accounts payable and accrued expenses		292,656
TOTAL LIABILITIES		592,065
STOCKHOLDER'S EQUITY		
Common stock, no par value; 200 shares		20,000
authorized; 100 shares issued and outstanding		325,000
Additional paid-in capital		798,138
Retained earnings		1,143,138
TOTAL LIABILITIES AND MEMBER'S EQUITY	$	1,735,203

The accompanying notes are an integral part of these financial statements.